AGF MAKES SHARE REPORT

TORONTO, November 27, 2002 - AGF Funds Inc. today announced that funds managed and advised by AGF Funds Inc. now own:

     4,112,080 shares (or 9.90% of the outstanding shares) of River Gold Mines Ltd. (RIV).

     3,016,800 shares (or 9.69% of the outstanding shares) of Haemacure Corporation (HAE).

AGF is one of Canada's premier investment management companies with offices across Canada and subsidiaries around the world. With about $28 billion in total assets under management, AGF serves more than one million investors through products and services across the wealth continuum, including a diversified family of 60 mutual funds, AGF Harmony tailored investment program and AGF Private Investment Management.

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CONTACT:
Clive Coombs
Executive Vice-President
AGF Funds Inc.
416-367-1900